

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 20, 2011

Via Fax & U.S. Mail

Mr. Robert M. Vincent
Executive Vice President and Chief Financial Officer
400 International Parkway, Suite 325
Heathrow, Florida 32746

> **Re:** **Ruth's Hospitality Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 000-51485**

Dear Mr. Vincent:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 Linda Cvrkel
 Branch Chief

Via facsimile
(407) 333-7442